Confidential Treatment Request under Rule 83
The entity requesting confidential treatment is:
Skyworks Solutions, Inc.
20 Sylvan Road
Woburn, MA 01801
Attention: Mark V.B. Tremallo
Vice President and General Counsel
781-376-3000
May 23, 2013
BY EDGAR SUBMISSION
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn:    Mr. Martin James, Senior Assistant Chief Accountant

Skyworks Solutions, Inc.
Form 10-K for the Fiscal Year Ended September 28, 2012
Filed November 21, 2012
File No. 001-5560
Ladies and Gentlemen:
Skyworks Solutions, Inc. (“Skyworks” or the “Company”), submits this letter in response to the comments regarding the above referenced filing contained in a letter dated April 25, 2013 from Martin James of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), to David J. Aldrich, Chief Executive Officer (the “CEO”) of Skyworks. Our responses are set forth below and are keyed to the numbering of the comments and headings used in the Staff's letter. For your reference, your comments are reproduced in italics and our responses are set forth below such comment in standard type.

The Company's response to the Staff's comments is as follows:
Form 10-K for the Fiscal Year Ended September 28, 2012
Item 8. Financial Statements and Supplementary Data
Note 18. Segment Information and Concentrations, page 62
1.    In your response, you told us that on November 20, 2012, the company consolidated its FES and HPA business units under an Executive Vice President and Corporate General Manager. Further, you responded that your single business unit is now composed of eight product lines, each (i) led by a product line Vice President (who reports directly to the Executive VP and Corporate General Manager); (ii) with its own product development and marketing initiatives; and (iii) with its own product line profit and loss estimate (“Product Line P&L”).

•	Please describe to us each of your eight product lines, including the basis on which you have grouped your products.

United States Securities And Exchange Commission
May 23, 2013

Response:
Our eight product lines are as follows

Product Line	Description
Advanced Mobile Solutions
Develops power amplifiers and front end module devices for mobile handsets and tablets based on Qualcomm reference designs. Skyworks' products work alongside Qualcomm baseband semiconductor devices to provide wireless communication functionality for various end customers.

Open Market Platforms
Develops power amplifiers and front end module devices for mobile handsets and tablets which are not based on Qualcomm reference designs.  Skyworks' products work alongside baseband semiconductor devices from various providers (competitors to Qualcomm) to provide wireless communication functionality for various end customers.

Mobile Connectivity
Develops power amplifier, switch, low-noise amplifiers and front end modules which provide Wireless Local Access Network (WLAN) connectivity for various wireless electronic devices including mobile handsets, tablets, ultra-books, laptops, personal computers, wireless routers and gaming consoles.

Analog Components
Develops various discrete semiconductor devices such as switches, diodes and GPS low-noise amplifiers used by customers in a wide array of wireless communication applications, including mobile handset and tablets.

Vertical Market Solutions
Develops low noise, power and linear amplifiers, gain blocks, front-end modules, mixers, modulators/demodulators, phase locked loops, synthesizers, and voltage-controlled oscillators that provide wireless communication functionality for a wide array of wireless communication applications, including mobile handset, tablets and cellular network infrastructure equipment.

Power, Lighting and Display
Develops power management semiconductor devices, such as display and lighting drivers, mobile voltage regulators, battery chargers and power management integrated circuits. These products are marketed primarily to manufacturers of mobile handsets and tablets, power sensitive devices where battery life is a key performance attribute.

RF Ceramics	Develops ceramic devices such as dielectric materials, ferrite and magnetic materials, components and advanced materials for various end market applications.
Isolink	Develops high reliability and radiation tolerant optocoupler devices.
We have divided our products into eight product lines, with each product group responsible for product development and strategic marketing for a set of products defined based on the functionality they offer and/or the specific wireless applications they serve. We have created the different product line organizations so that we can focus and dedicate the skill sets of our product developers and strategic marketers to the functionality of specific sets of products and can therefore best leverage and enhance those skill sets both to design the best products possible and to make sure those products fulfill market needs.
As noted in our previous responses, our products use a common set of manufacturing processes, facilities and suppliers and a common supply chain, are sold to a common customer base through common sales and distribution channels and are all designed for use in wireless communications applications. Furthermore, the product lines share a common set of design methodologies, underlying technologies, design tools, lab space, facilities and shared engineering resources.

United States Securities And Exchange Commission
May 23, 2013

Our customers typically purchase products from multiple product lines as we target multiple products for each customer opportunity in order to maximize revenues. For example, in a smartphone recently introduced by a customer, Skyworks provides eight different devices designed by product development groups from five different product lines, where each of the products provides a specific functionality required by the smartphone system architecture. Although each of the eight products was designed by a different product development group within the product line, the sales, manufacturing, supply chain, logistics and customer support aspects of fulfilling our obligations to the customer are supported through a common, company-wide set of business processes which are managed centrally by each of the respective functional department heads, and not by the product line's manager.
The product line organization, led by the Executive Vice President and Corporate General Manager (“EVP-GM”), is only responsible for product development and strategic marketing functions. Accordingly, and as discussed more fully below, our CODM -- the Company's CEO -- does not allocate resources or assess performance based on these product lines, nor does he review the product line profit and loss estimates (“Product Line P&L”).

•
Tell us whether these product lines represent business units or operating segments and whether, as disclosed on page 62 of your Form 10-K, these business units also share similar economic characteristics, long term business models, research and development expenses and selling, general and administrative expenses.

Response:
The Company does not consider its product lines to be business units or operating segments. As discussed more fully below, the Company has concluded that, under ASC 280-10-50, it has a single operating segment which is also its only reportable segment that designs, develops, manufactures and markets proprietary semiconductor products. The Product Line P&Ls are not reviewed by the CEO and therefore, the product lines do not meet the definition of operating segments as defined by ASC 280-10-50-1. The Company does not “aggregate” its product lines for purposes of ASC 280-10-50-11 and instead considers them all to be part of a single operating segment.
The disclosure referenced by the staff, on page 62 of the Company's Form 10-K, was not intended to suggest that the Company aggregates multiple operating segments. The Company will modify the disclosure in future filings to clarify this point.

•
Tell us whether any operating segments were aggregated into your one reportable segment pursuant to ASC 280-10-50-11 and if so, provide a quantitative and qualitative analysis that supports your conclusion that aggregation was appropriate.

Response:
The Company is a single operating segment and therefore does not aggregate per ASC 280-10-50-11.
2.    Given the significant changes noted in your response, and to help us understand the company's analysis in determining that it continues to have one reportable segment under ASC 280-10-50, please address the following:

•
Discuss whether your product line vice presidents are directly accountable to and maintain regular contact with someone within your organization to discuss operating activities, financial results, forecasts, or plans for each product line.

Response:
Our product line vice presidents are responsible solely for product development and strategic marketing activities within their respective product lines. They are not directly accountable to, nor do they maintain regular contact with, the EVP-GM to whom they report, regarding any activities other than product development and strategic marketing activities. The product line vice presidents are therefore not directly responsible for operating activities, financial results, forecasts or plans.
The EVP-GM and each other functional department head that reports to our CEO has company-wide responsibilities for their respective functions. For example, the EVP-GM is responsible for managing

United States Securities And Exchange Commission
May 23, 2013

company-wide product development and strategic marketing activities; the Senior Vice President of Worldwide Sales is responsible for attaining company-wide revenue targets, established by our CEO, for sales of all or our products; our Senior Vice President of Worldwide Operations is responsible for all company-wide manufacturing and supply chain activities and certain company-wide engineering activities; and our Vice President and Chief Technology Officer is responsible for establishing and executing towards company-wide advanced technology development that will provide the intellectual property necessary to meet future customer requirements. Each of these department heads is responsible for his or her respective company-wide functions and reports to and is accountable only to the CEO.

•	Tell us why you do not also consider the Executive VP and Corporate General Manager a member of the CODM. Refer to FASB ASC 280-10-50-5 through 50-9. Please be sufficiently detailed in your response.
Response:
The Company has considered FASB ASC 280-10-50-5 through 50-9 and has determined that the EVP-GM is not a member of the CODM. The EVP-GM is responsible only for product development and strategic marketing activities. Our EVP-GM is not a member of CODM because it is solely our CEO who has and exercises the authority to allocate the Company's resources and assesses the performance of the Company.
Our CEO is the only member of the management team who has and exercises the authority to make or approve all significant operating and strategic decisions. Specifically, as discussed in our response dated March 29, 2013, our CEO establishes company-wide revenue targets, establishes company-wide gross margin targets, sets and/or approves all incentive targets, sets capital and operating expenditure limits on a company-wide basis and approves headcount targets on a company-wide basis. As a recent example, during the Company's second fiscal quarter, the CEO determined that the Company's operating expenditures needed to be reduced and, accordingly, that the Company would need to implement workforce reductions in order to reduce headcount. The CEO not only established the monetary expense reduction targets for all functional groups, but also determined how many positions needed to be eliminated and, ultimately, approved the final positions that were in fact eliminated. Similarly, any decision to increase or decrease headcount, operating expenses or capital expenditures is made solely by the CEO.
The EVP-GM is not part of the CODM under ASC 280-10-50-5 through 9 because he does not have decision-making authority for the overall allocation of resources or assessment of performance. His role within the organization is instead to oversee the product development and strategic marketing activities and make sure those particular activities are operating consistent with the company-wide goals established by the CEO. He does not manage the activities that are responsible for most of the results reflected on the Product Line P&Ls, as discussed below. For example, the Senior Vice President of Worldwide Sales is responsible for carrying out the Company's plans pertaining to revenues and managing the sales and certain marketing functions which are reflected as Allocated Sales and Marketing expenses in the Product Line P&Ls, and the Senior Vice President of Worldwide Operations is responsible for carrying out the Company's plans pertaining to manufacturing, supply chain and certain engineering activities which are reflected as Allocated Factory Costs and Allocated R&D in the Product Line P&Ls. In effect, over 40% of the total costs, including cost of goods sold and all operating expenses, reflected in the Product Line P&Ls are allocated. Furthermore, only the Direct R&D and the Direct Marketing line items are the direct responsibility of the EVP-GM and these make up only approximately 10% of the total costs reflected in the Product Line P&Ls.
In view of the facts that our CEO exercises sole decision-making authority over the company-wide allocation of resources and assessment of performance, and that the EVP-GM does not share authority for those decisions, the CEO is the Company's sole CODM.

•
Provide us with a representative sample for fiscal 2013 of the contents of the operating results that are regularly reviewed by your chief operating decision maker to make decisions about resources to be allocated and assess performance. Refer to FASB ASC 280-10-50-1.

United States Securities And Exchange Commission
May 23, 2013

Response:
The Company is supplementally furnishing to the Staff a representative sample for fiscal 2013 of the operating results regularly received by our CEO to make decisions about resources to be allocated and assess performance1.

•	Provide us with a sample of the 2013 Product Line P&L package used by the Executive VP and Corporate General Manager.
Response:
The Company is supplementally furnishing to the Staff a sample of the 2013 Product Line P&L package furnished to the EVP-GM1. Product Line P&Ls are not furnished to the CEO and are not used by the CEO to manage the business. After, and not before, the CEO, as our CODM, sets revenue, expense, hiring and capital expenditure targets for the Company, the Company prepares the Product Line P&Ls in order to align its product development and strategic marketing activities directionally with the company-wide goals. As the year progresses, the Product Line P&Ls are updated monthly to reflect actual results of the product development and strategic marketing activities. These updates again are not provided to the CEO, who manages resources and performance on a company-wide basis.

•	Summarize the type of information you provide to your CODM about your eight product lines.
Response:
As the Staff will see from its review of the monthly report provided to our CEO, our CODM reviews financial results only on a consolidated basis. As demonstrated by the provided report, product line information presented to the CODM is limited to revenue and price trends which are summarized on slide five of the sample report.
In connection with this response, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceedings initiation by the Commission or any person under the federal securities laws of the United States.

If you require additional information or have further comments, please telephone the undersigned or Mark V.B. Tremallo, Vice President and General Counsel of Skyworks, at 781-376-3000.

Very truly yours,
/s/ Donald W. Palette
Donald W. Palette
Chief Financial Officer
cc:    Wilmer Cutler Pickering Hale and Dorr LLP
Mark G. Borden, Esq.
Ian R. Kaminski, Esq.
KPMG LLP
John Murphy, C.P.A.
Melanie Dolan, C.P.A.

¹As indicated in our supplemental letter dated May 23, 2013 (the “Letter”), we are seeking Rule 83 confidential treatment with respect to the material referenced in the Letter. In the Letter, we request that the materials provided be treated as confidential information and that the Securities and Exchange Commission provide timely notice to Mark V.B. Tremallo, Vice President and General Counsel, Skyworks Solutions, Inc., 20 Sylvan Rd, Woburn, MA 01801, 781-376-3000, before it permits any disclosure of the materials provided.